UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: May 10, 2010

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated May 10, 2010, announcing first quarter results

4

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FIRST QUARTER 2010

FINANCIAL RESULTS

BEIJING, China, May 10, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the first quarter of 2010.

Highlights for the First Quarter 2010

•	Total first quarter revenues were US$110.7 million, a 177% increase over US$39.9 million reported in the same period of 2009, and exceeded the high end of guidance by $5.7 million or 5%.

•	Contract sales totaled US$143.4 million, a 284% increase over US$37.3 million recorded in the first quarter of 2009, and exceeded the high end of guidance by $13.4 million or 10%.

•	Total gross floor area (“GFA”) sales were 126,900 square meters, a 169% increase over 47,100 square meters sold in the same period of 2009 and exceeded the high end of guidance by 6%.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 7.1% compared to 11.6% in the first quarter of 2009.

•	Net income was US$11.9 million, a $10.8 million increase over US$1.1 million reported in the first quarter of 2009 and exceeded the high end of guidance by US$1.9 million or 19%.

•

Diluted net income per share attributable to ordinary shareholders was US$0.07, equivalent to US$0.14 per American Depositary Share (“ADS”), compared to diluted net income per share of US$0.01, equivalent to US$0.02 per ADS in the first quarter of 2009.

•	Cash and cash equivalents, including restricted cash, increased by US$93.7 million to US$291.7 million as of March 31, 2010 from US$198.0 million as of December 31, 2009.

“We are pleased to report a solid first quarter of 2010. While this is a seasonal slower quarter, contract sales, GFA sales, average selling prices (“ASP’s”), and net income all exceeded our expectations. These strong results allowed us to continue to generate substantial cash flow which we in turn partially used to repay $75 million of floating rate notes on schedule and convertible bond obligations of $30 million early. We simultaneously raised $40 million in new notes concurrent with the repayment of the debt.

“On Apr 17th 2010, the central government issued new policies on the real estate sector in China. The measures of the policies were to raise down payments for second home buyers and suspend mortgage lending to third home buyers. We believe the intent of these policies is to curb speculative buying in order to cool off price increases in those Tier I cities where housing has become difficult to afford.

“We remain excited about our prospects for the future with a strong team, a solid cash position, and sufficient land bank to help us meet our sales targets through 2011. We continue to believe that our business model of focusing on affordable developments targeting homeowners in Tier II and Tier III cities aligns well with the new government policies as well as urbanization and migration patterns in China. Xinyuan is well-positioned for growth over the long term.” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

Financial Results for the First Quarter

For the quarter ended March 31, 2010, the Company’s total revenue using the percentage of completion method was US$110.7 million compared to US$39.9 million in the quarter ended March 31, 2009. As expected, revenue declined sequentially from US$189.1 million in the quarter ended December 31, 2009 due to seasonal factors including Chinese New Year.

The Company’s GFA sales were 126,900 square meters in the first quarter of 2010 compared to 47,100 square meters in the first quarter of 2009 and 239,900 in the fourth quarter of 2009.

Contract sales totaled US$143.4 million in the first quarter of 2010 compared to $37.3 million in the first quarter of 2009 and US$239.7 million in the fourth quarter of 2009. The average selling price per square meter was RMB7,713 (US$1,130) in the first quarter of 2010, an increase of 42.7% compared to RMB5,405(US$791) in the first quarter of 2009 and 13.0% compared to RMB6,826 (US$999) in the fourth quarter of 2009.

Breakdown of GFA Sales and ASP’s by Project

	Q1 2009		Q4 2009		Q1 2010		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	6.8	4,100	54.3	5,482	30.4	5,743	66.4
Henan Colorful Garden	14.9	5,452	17.0	6,571	10.0	7,996	37.0
Kunshan Intl City Garden	8.9	4,749	111.3	7,024	76.9	8,011	193.6
Shandong Intl City Garden	10.8	5,402	23.0	5,673	0.2	1,803	2.2
Suzhou Colorful Garden	1.3	7,344	10.1	9,445	0.7	10,342	0.8
Suzhou Intl City Garden	3.1	6,863	23.5	9,397	8.2	11,153	127.2
Others	1.3	10,558	0.7	-941	0.5	17,312	1.3

Total	47.1	5,405	239.9	6,826	126.9	7,713	428.5

Gross Profit

Gross profit for the first quarter of 2010 was $24.7 million, or 22.3% of revenue, compared to gross profit of $6.5 million, or 16.2% of revenue, in the first quarter of 2009 and gross profit of $41.2 million, or 21.8% of revenue, in the fourth quarter of 2009.

The Company revised total project cost and sales estimates for certain projects such that US$3.4 million of cumulative gross profit was recognized in the first quarter of 2010 under the percentage of completion method due to changes in estimates. In the fourth quarter of 2009 a similar revision had an $8.0 million favorable impact on gross profit. The first quarter impact was primarily driven by two projects: Suzhou International City Garden and Kunshan International City Garden. Suzhou International City Garden recognized higher than expected ASPs in the fourth quarter of 2009 and first quarter of 2010. This project was 79% complete as of March 31, 2010. Estimates for Kunshan International City Garden improved due to lower expected capitalized interest costs as project cash flows exceeded expectations on higher ASP’s and a higher GFA sales rate. This project was 61% complete as of March 31, 2010.

Selling, General, and Administrative Expenses

SG&A expenses were US$7.9 million for the first quarter of 2010 compared to US$4.7 million for the first quarter of 2009 and US$12.6 million for the fourth quarter of 2009. As a percentage of total revenue, SG&A expenses were 7.1% compared to 11.6% in the first quarter of 2009 and 6.7% in the fourth of 2009.

Share of Income of Equity Investee

In the first quarter of 2010, the Company recognized income of US$0.6 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou Xinyuan”) compared to a income of US$1.0 million in the first quarter of 2009 and a income of $2.0 million in the fourth quarter of 2009.

Net Income

Net income for the first quarter of 2010 was US$11.9 million compared to US$1.1 million for the same period in 2009 and US$25.4 million in the fourth quarter of 2009. Diluted earnings per share for the first quarter of 2010 was US$0.07, equivalent to US$0.14 per ADS compared to a profit of US$0.01 per share, equivalent to US$0.02 per ADS for the same period in 2009, and US$0.16, equivalent to US$0.32 per ADS in the fourth quarter of 2009.

Balance Sheet

As of March 31, 2010, the Company reported US$291.7 million in cash and cash equivalents (including restricted cash) compared to US$198.0 million as of December 31, 2009. Total debt outstanding was US$296.8 million, an increase of US$44.9 million compared to US$251.9 million at the end of the fourth quarter of 2009. Real estate property under development was US$655.4 million at first quarter end compared to US$560.6 million at the end of the fourth quarter.

Update on Share Transfer of Jiantou Xinyuan Joint Venture

On September 30, 2009, the Company announced that its wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not already own, making Xinyuan China the sole owner of Jiantou Xinyuan. The government-mandated auction process is currently underway. Barring unforeseen circumstances, if Xinyuan prevails in the auction we expect to finalize the transaction by the end of the second quarter of 2010. As of March 31, 2010, Jiantou Xinyuan had two projects with approximately 39,200 square meters unsold GFA and one project under planning with a GFA of approximately 198,600 square meters.

Project Status

Below is a summary table of projects that were active in the first quarter of 2010.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000’s)		(US$ millions)
Project	Total Project	Sold to date	Total Project	Sales to date	% Sold

Chengdu Splendid I	230.9	164.5	186.8	120.7	64.6%	73.1%
Henan Colorful Garden	191.8	154.8	181.4	140.0	77.2%	97.2%
Kunshan Intl City Garden	497.1	303.4	525.7	295.7	56.2%	61.1%
Shandong Intl City Garden	264.3	262.1	208.5	207.4	99.5%	98.9%
Suzhou Intl City Garden	205.2	78.0	290.7	97.3	33.5%	79.3%
Others remaining GFA	2.1	—	—	—	—	—

Total of projects active in 2010	1,391.4	962.8	1,393.1	861.1	61.8%	77.3%

As of March 31, 2010, the Company’s total sellable GFA was approximately 1,924,400 square meters including active projects, new acquisitions, and pre-revenue stage projects in Chengdu (219,500 m2) and Zhengzhou (251,400 m2) but excluding Jiantou Xinyuan’s land projects GFA of 237,800 m2. Below is a summary of all projects at Xinyuan that are in the planning stage:

Unsold GFA (m2 000)
Total active projects	428.5

Zhengzhou Longhai Road	251.4
Chengdu Splendid II	219.5
Zhengzhou 9/23/09 purchase	78.4
Zhengzhou 10/23/09 purchase	179.7
Xuzhou 10/27/09 purchase	93.6
Jinan 10/29/09 purchase	536.2
Zhengzhou 12/17/09 purchase	137.1

Total Xinyuan projects in planning	1,495.9

Total all Xinyuan projects	1,924.4

2010 Outlook

As mentioned above, the government circular on housing policy was issued in mid April, 2010. The immediate effect of these new administrative policies was that mortgage lending activities were suspended in regional markets as local banks sought guidance from their respective headquarters. While we do not operate in Tier I cities where speculation has been most rampant and the policies are most targeted, the new policies have nonetheless had an impact on our projects, most notably in our Kunshan project. We believe the national, regional, and local government agencies and banks will take some time to interpret and implement these policies in such a way as to dampen price increases and speculation while maintaining a healthy real estate industry.

Kunshan appears to be the Xinyuan project most affected where virtually no mortgage lending is taking place. 182 apartment units were sold in the first 18 days of April while just 8 units were sold in the subsequent 10 days. Potential apartment buyers are also seeking clarification of the new housing policy. While we continue to believe the attractiveness of the project due to its nice location, easy transportation to Shanghai and more affordable price, we do not know when buyer traffic will return and with what force under the new housing policies since the new policies have only been implemented by a couple of weeks. As the Kunshan project accounted for 63% of our contract sales in the first quarter of 2010, it is difficult for us to predict the sales trend for May and June. We will update our guidance after we have more time to digest the new policies and have a clearer picture of the overall sales movement.

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue= Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project contract sales

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the fourth quarter of 2008, Suzhou International City Garden was the only such unprofitable project subject to recognition of total project gross loss and impairment reviews. In the fourth quarter of 2009, we changed estimates for the Henan Colorful Garden and Kunshan International City Garden projects. In the year ended 2009, there were no unprofitable projects that were subject to recognition of total project gross loss and impairment reviews. Except as discussed above related to Suzhou International City Garden and Kunshan International City Garden projects, there were no material changes in estimates in the first quarter of 2010.

Conference Call Information

Xinyuan’s management will host an earnings conference call on May 10, 2010 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2408. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com . Listeners may access the replay by dialing 1-719-457-0820, access code: 7430534.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: we may be unable to acquire desired development sales at commercially reasonable costs; PRC economic, political and social conditions as well as government policies can affect our business; our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2009. All information provided in this press release is as of May 10, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31, 2010	December 31, 2009	March 31, 2009
	(unaudited)	(unaudited)	(unaudited)

Revenue	110,744	189,098	39,939

Cost of revenue	(86,032)	(147,866)	(33,462)

Gross profit	24,712	41,232	6,477

Selling and distribution expenses	(2,390)	(5,291)	(731)
General and administrative expenses	(5,520)	(7,286)	(3,926)

Operating income	16,802	28,655	1,820

Interest income	650	967	299
Share of income in an equity investee	562	1,979	1,031
Exchange gains/ (losses)	20	22	(14)
Change in fair value of warrant liabilities	—	443	(245)

Income from operations before income taxes	18,034	32,066	2,891

Income taxes	(6,134)	(6,660)	(1,765)

Net income	11,900	25,406	1,126

Earnings per share:
Basic	0.08	0.17	0.01
Diluted	0.07	0.16	0.01
Shares used in computation:
Basic	151,512	151,444	149,364
Diluted	161,207	161,074	158,961

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31, 2010	December 31, 2009
	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	227,583	157,800

Restricted cash	64,161	40,240

Accounts receivable	2,184	9,216
Other receivables	32,491	32,036
Other deposits and prepayments	34,826	25,322
Advances to suppliers	3,786	20,425
Real estate property development completed	1,019	1,307
Real estate property under development	655,401	560,591
Other current assets	2,598	2,420

Total current assets	1,024,049	849,357

Real estate properties held for lease, net	17,063	17,277
Property and equipment, net	4,728	4,703
Other long-term investment	242	242
Interests in an equity investee	1,458	868
Deferred tax asset	3,533	4,593
Other assets	4,356	4,743

TOTAL ASSETS	1,055,429	881,783

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31, 2010	December 31, 2009
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	207,123	97,115
Short-term bank loans	53,763	94,662
Customer deposits	13,231	10,852
Income tax payable	10,154	11,224
Deferred tax liabilities	17,693	13,185
Other payables and accrued liabilities	36,241	33,507
Payroll and welfare payable	1,708	4,316
Current portion of long-term debt	106,790	104,239

Total current liabilities	446,703	369,100

Non-Current Liabilities
Long-term bank loans	136,287	53,015
Warrant liabilities	—	—
Unrecognized tax benefits	12,760	12,757
TOTAL LIABILITIES	595,750	434,872

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	503,763	503,021
Accumulated deficit	(68,534)	(80,560)
Statutory reserves	24,435	24,435
TOTAL SHAREHOLDERS’ EQUITY	459,679	446,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,055,429	881,783